Exhibit 99.1

Oncolytics Biotech® Inc. Provides Update at AGM on Planned Registration Program for REOLYSIN®

CALGARY, June 8, 2015 /CNW/ - Oncolytics Biotech® Inc. (TSX:ONC, NASDAQ:ONCY) ("Oncolytics" or the "Company") today provided an update on its planned registration program for REOLYSIN®, its proprietary formulation of the human reovirus, at its Annual General Meeting of Shareholders.  The presentation highlights that:

•	The Company will initially focus on pursuing registration for REOLYSIN® in two indications: the neoadjuvant treatment of muscle-invasive bladder cancer and the treatment of glioblastoma; and
•	The Company will determine further indications and treatment types in which to pursue registration subject to its receipt of data from ongoing single-arm and randomized studies with REOLYSIN®.

"In determining our registration program, we have selected indications and study designs that rely on previous results from our existing preclinical and clinical program and will allow us to move into registration studies immediately after the completion of confirmatory run-in clinical trials," said Dr. Brad Thompson, President and CEO of Oncolytics.

Planned Registration Program for Muscle-Invasive Bladder Cancer

The Company has filed an Investigational New Drug Application ("IND") to conduct a small run-in study in patients with muscle-invasive bladder cancer. Pre-operative patients will be treated with a combination of gemcitabine, cisplatin and REOLYSIN® and assessed for histopathological response and safety. Subject to confirmation of histopathological responses attributable to REOLYSIN®, the Company intends to conduct a larger registration study in this indication.

Planned Registration Program for Gliomas

The Company recently announced that the IND containing the protocol titled "MC1472: Phase 1 Study of Replication Competent Reovirus (REOLYSIN®) in Combination with GM-CSF in Pediatric Patients with Relapsed or Refractory Brain Tumors" was active.  The Company intends to conduct a separate small run-in study combining the standard of care (surgery followed by radiotherapy and temozolomide) with REOLYSIN® in adult patients.  Subject to confirmation of responses, the Company intends to conduct a larger registration study using the better therapeutic regime.

Webcast of 2015 Annual General Meeting of Shareholders

This information is being discussed in a presentation following the business portion of the Company's Annual General Meeting held today.  A live audio webcast of the presentation will begin at approximately 3:00 pm CT (4:00 pm ET) and be available at: http://event.on24.com/r.htm?e=1002306&s=1&k=A26C8F4F6DCBD6F8AE9F2E855714E514 or on the company's website at www.oncolyticsbiotech.com. It is recommended that listeners log on 10 minutes in advance of the presentation to register and download any necessary software.

An audio replay will be accessible following the presentation at http://www.oncolyticsbiotech.com/for-investors/presentations.

About Oncolytics Biotech Inc.

Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics' clinical program includes a variety of later-stage, randomized human trials in various indications using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company's belief as to the potential of REOLYSIN® as a cancer therapeutic; the Company's expectations as to the success of its research and development programs in 2015 and beyond, the Company's planned operations, the value of the additional patents and intellectual property; the Company's expectations related to the applications of the patented technology; the Company's expectations as to adequacy of its existing capital resources; the design, timing, success of planned clinical trial programs; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

SOURCE Oncolytics Biotech Inc.

%CIK: 0001129928

For further information: TMX Equicom, Nick Hurst, 300 5th Ave. SW, 10th Floor, Calgary, Alberta T2P 3C4, Tel: 403.218.2835, Fax: 403.218.2830, nhurst@tmxequicom.com; TMX Equicom, Michael Moore, San Diego, CA, Tel: 858.886.7813, mmoore@tmxequicom.com; Dian Griesel, Inc., Susan Forman, 335 West 38th Street, 3rd Floor, New York, NY 10018, Tel: 212.825.3210, Fax: 212.825.3229, sforman@dgicomm.com

CO: Oncolytics Biotech Inc.

CNW 16:00e 08-JUN-15